UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VASTA PLATFORM LIMITED

(Name of Subject Company)

VASTA PLATFORM LIMITED

(Name of Person(s) Filing Statement)

Class A Common Shares, par value U.S.$0.00005 per share
(Title of Class of Securities)

KYG9440A1094
 (ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cesar Augusto Silva, Chief Financial Officer
Vasta Platform Limited
Av. Paulista, 901, 5th Floor

Bela Vista
São Paulo, São Paulo, 01310-100
Brazil

+55 11 3133-7311

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Vasta Platform Limited (the “Company” or “Vasta”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with an all cash tender offer made by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (the “Purchaser” or “Cogna”) pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated September 17, 2025 (as amended by the amended and restated offer to purchase, dated September 24, 2025, and as it may be further amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as defined in the Offer to Purchase, the “Letter of Transmittal”), a copy of which are attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”) for all of the outstanding Class A common shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company (the “Company”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those Class A Common Shares held, directly or indirectly, by the Purchaser, at a price of U.S.$5.00 per Class A Common Share, to be adjusted for any potential dividends or other distributions which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offer was announced and the date of expiration of the Offer (the “Offer Price”), without interest, upon the terms, and subject to the conditions, set forth in the Offer to Purchase.

The Offer is subject to certain conditions set forth in “The Offer―Section 11. Conditions to the Offer” of the Offer to Purchase, which include a condition that tendering holders of Securities shall have validly tendered and not withdrawn prior to the expiration of the Offer a number of Class A Common Shares that constitute at least 90% (the “Minimum Tender Amount”) in value of the total outstanding Class A Common Shares of the Company (the “Minimum Tender Condition”). The Offer is not subject to any financing condition. Purchaser expressly reserves the right to waive any Offer Condition.

The information set forth in the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(l)(i), under “Summary Term Sheet,” is incorporated herein by reference.

The Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Statement relates is Vasta Platform Limited, a Cayman Islands exempted company with limited liability. Avenida Paulista, 901, 5th Floor, Bela Vista, São Paulo, São Paulo, 01310-100, Federative Republic of Brazil. The telephone number of the Company’s principal executive offices is +55 (11) 3133-7311.

Securities

The class of equity securities to which this Statement relates is the Company’s Class A Common Shares. The Class A Common Shares began trading on a “when-issued” basis on the NASDAQ on July 31, 2020 and began “regular-way” trading on a stand-alone basis on the NASDAQ on October 22, 2021 under the ticker symbol “VSTA.” According to the Company, as of the date of the Offer to Purchase, the Company’s share capital consists of 83,649,887 Common Shares, comprising 15,874,676 Class A Common Shares issued and outstanding and 64,436,093 Class B Common Shares outstanding, all of which are book-entry shares and are fully paid in.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is the Company, which is the subject company to which this Statement relates. The Company’s name, business address and business telephone number are set forth in “Item 1. Subject Company Information” above.

Tender Offer and Transaction

This Statement relates to the Offer, which is described in the Introduction above. The information set forth in the Offer to Purchase is incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule TO, and a Transaction Statement on Schedule 13E-3 pursuant to Rules 14d-3 and 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with all exhibits thereto, furnishing certain additional information with respect to the Offer, filed by Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on September 17, 2025, as amended by the amended Tender Offer Statement on Schedule TO/A, and the amended Transaction Statement on Schedule 13E-3/A, filed with the SEC on September 24, 2025 (as they may be further amended or supplemented from time to time, the “Schedule TO” and the “Schedule 13E-3”), and is made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal, as amended (the “Offer Conditions”).

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth or incorporated by reference in this Statement, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, director or affiliates or (ii) Purchaser or any of its executive officers, directors or affiliates, on the other hand.

Relationship between the Company and Purchaser

Purchaser is an affiliate and the controlling shareholder of the Company. As of the date hereof, Purchaser owns, directly or indirectly, approximately 80% of the Company’s total capital through its ownership of 64,436,093 Class B Common Shares.

In addition, Lagos Capital Corp. holds 8,040,098, or 51.1%, of the Company’s Class A Common Shares (or 9.6% of the Company’s common shares, representing 1.2% of the Company’s voting rights). Lagos Capital Corp. is an affiliate of Alaska Investimentos Ltda., who holds, directly or indirectly, approximately 17% of the common stock of the Purchaser and two of its representatives are members of the Purchaser’s board of directors.

The Purchaser, its affiliates and the Company have not entered into a tender offer agreement or any other similar agreements related to the Offer.

Directors and Executive Officers of the Company

The members of the board of directors of the Company (the “Vasta Board”) are Rodrigo Calvo Galindo, Roberto Valério Neto, Frederico da Villa Cunha, Andrés Cardó Soria, Ann Marie Williams, Estela Maris Vieira de Souza and Guilherme Alves Mélega. Rodrigo Calvo Galindo is also a director and the chairman of the board of directors of Purchaser. Roberto Valério Neto and Frederico da Villa Cunha are the Chief Executive Officer and the Chief Financial And Investor Relations Officer, respectively, of Purchaser. The executive officers of the Company are Guilherme Alves Mélega and Cesar Augusto Silva. For further information about the Company’s directors and executive officers, see Annex I to this Statement.

In considering the position of the Vasta Board set forth in “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company” below, you should be aware that aside from their interests as shareholders (as applicable), the directors and executive officers of the Company may be considered to have interests in the Offer that are different from, or in addition to, those of other holders of Securities generally. The Vasta Board was aware of and has considered these interests, among other matters, in evaluating the Offer.

Directors and Executive Officers of Purchaser

The information set forth in the Offer to Purchase under “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.” is incorporated by reference.

Related Party Transactions

The information in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on April 17, 2025 (the “2024 Form 20-F”) and in note 20 “Related parties” to the unaudited interim consolidated financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024 included on pages 22 to 25 of Exhibit 99.2 to the current report on Form 6-K furnished by the Company to the SEC on August 6, 2025 (the “June Form 6-K”) is incorporated by reference herein.

Commercial and Copyright License Agreements

On June 13, 2022, the Company’s subsidiary Somos Sistemas and the following subsidiaries of Cogna: (i) Editora Ática S.A., (ii) Editora Scipione S.A., (iii) Maxiprint Editora Ltda., and (iv) Saraiva Educação S.A., entered into a commercial agreement whereby Somos Sistemas agreed to provide and/or license the Company’s products and services to such companies (“2022 License Agreement”), for consideration based on 40% of the companies’ EBITDA resulting from the distribution of Somos Sistemas’ products and services to public entities. On July 4, 2025, the Company’s subsidiary Somos Sistemas and the following subsidiaries of Cogna: (i) Editora Ática S.A., (ii) Editora Scipione S.A., (iii) Maxiprint Editora Ltda., and (iv) Saraiva Educação S.A., entered into a new commercial agreement (“2025 License Agreement”) that superseded the 2022 License Agreement. Pursuant to the 2025 License Agreement, Somos Sistemas agreed to provide and/or license the Company’s products and services to such companies.

Private Debentures

On September 10, 2025, the Company’s subsidiary, Somos Sistema, issued debentures in single series, not convertible into shares, in the aggregate principal amount of R$250.0 million, bearing interest at the rate of CDI+1.35% per annum, and maturing on September 10, 2028 (“2025 Debentures”). The 2025 Debentures will be subscribed in their entirety by the Purchaser. The proceeds of the 2025 Debentures will be used to fully pre-pay the Company’s outstanding 9th series of debentures, bearing interest at 100% of the CDI, plus 2.40%, per annum, and maturing on September 29, 2025, issued by the Company, and subscribed in their entirety by the Purchaser, on September 29, 2022.

Except as set forth in or incorporated by reference into the Offer to Purchase, from January 1, 2023 to the date of the Offer to Purchase, there has been no material related party transactions between the Company and each of its directors and executive officers or affiliates, on one hand, and Purchaser and its affiliates, on the other hand. Except as set forth in or incorporated by reference into the Offer to Purchase, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest with respect to the Offer between Purchaser or its affiliates, on one hand, and the Company, its executive officers, directors or affiliates, on the other hand.

Dividends

The information in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends” is hereby incorporated by reference from the Company’s 2024 Form 20-F.

Except as set forth or incorporated by reference in the Offer, to the extent known after making reasonable inquiry, there have been no other dividend distributions during the past two years with respect to the subject securities, and there is no restriction on Company’s current or future ability to pay dividends.

Additional Information

The information set forth in the 2024 Form 20-F under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends” and in note 20 “Related parties” unaudited interim consolidated financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, included on pages 22 to 25 of Exhibit 99.2 to the June Form 6-K is incorporated by reference herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Position of the Board of Directors of the Company

At a meeting of a special committee comprised of all the disinterested members of the Vasta Board (the “Committee”) held on September 29, 2025, the Committee, after confirming the independence of each member from the Purchaser (and the lack of a material relationship therewith, or with any of its affiliates, that could impair their independence) and taking into account a number of reasons as described under “—Reasons for the Determination of the Board of Directors” below, and in consideration of its duties to all Company shareholders, recommended that the Vasta Board take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. In addition, considering that no opinion has been made or is being made as to the fairness of the Offer Price, the Committee further recommended that it was not necessary to engage a financial advisor to provide a fairness opinion. Such resolutions were adopted by the Vasta Board.

In evaluating the Offers, the Committee relied upon their knowledge of the business, financial condition and prospects of the Company and consulted with the Company’s management as necessary. The Committee has determined that the decision of shareholders regarding whether or not to tender their Class A Common Shares in the Offer is a personal investment decision based upon each individual shareholder’s particular circumstances.

The Vasta Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Vasta Board, as described below, and any other factors that the shareholder deems relevant to its investment. Shareholders are encouraged to consult with their own financial, tax and legal advisors with respect to their decision to participate in the Offer.

Background for the Position of the Board of Directors of the Company

Duties and Obligations of the Board

The Company is a Cayman company and Cayman Islands law governs the duties and obligations of the Vasta Board. Under U.S. law, within ten business days after the commencement of the Offer, the Company is required to file with the United States Securities and Exchange Commission (the “SEC”) and distribute to its shareholders a statement indicating whether it recommends in favor of the Offer, recommends against the Offer, expresses no position and remains neutral in connection with the Offer or expresses that it is unable to take a position regarding the Offer. In each case, the Company’s board of directors is required to explain the reasons for its position.

Key Meetings and Events

Representatives of the Company first became aware of the Purchaser’s intent to pursue a tender offer for the Company’s Class A Common Shares on September 16, 2025, following Purchaser’s public announcement and related filing of a Schedule TO-C relating thereto.

On September 17, 2025, the date Purchaser launched the Offer, representatives of the Company held a meeting with representatives of Purchaser to discuss the general terms and conditions, and the timing and expected completion date, of the Offer, representatives of the Company having manifested their intent to institute the Committee. From September 19, 2025 through September 29, the independent members of the Vasta Board held meetings to discuss their individual positions in relation to the offer.

On September 26, 2025, members of the Committee were advised by the Company’s Cayman counsel, Maples and Calder (Cayman) LLP, in respect of the fiduciary duties of the board of directors to the shareholders of the Company and other requirements of Cayman Islands law in relation to the Offer.

On September 29, the Vasta Board ratified the establishment of the Committee, comprised by independent directors of the Company.

On September 29, 2025, the Committee held a meeting at which it recommended to the Vasta Board to take no position and make no recommendation, and to express no opinion and remain neutral, with respect to the Offer, while advising securityholders that ultimately a decision on whether to tender their Securities is at their discretion. See “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company.”

On September 30, 2025, the Company filed this Statement.

Reasons for the Determination of the Board of Directors

In making its recommendation that the Vasta Board make no recommendation to the Company’s shareholders with respect to the Offer, the Committee considered a number of factors, including without limitation, the factors described below.

The Committee is not required and elected not to solicit a fairness opinion from a financial advisor due to the voluntary nature of the Offer and the announced intention of Purchaser to cause the delisting and deregistration of the Company. After having analyzed the Offer and the documents related thereto, the Committee met on various occasions to discuss the relevant factors affecting their recommendation to the Vasta Board, including:

•	Individual Investment Decision: The Committee considered that each shareholder can make an independent judgment as to whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer, based on all of the available information. Personal considerations that the Committee believed could be relevant to each individual shareholder’s decision include (but are not limited to) the following: the shareholder’s determination of the adequacy of the offer price in light of the recent market prices of the Company Class A Common Shares and the shareholder’s own views as to the Company’s prospects and outlook; the shareholder’s investment objectives, including its investment size, time horizon and need for liquidity or diversification of its investment portfolio; other investment opportunities, including other types of investments, available to the shareholder; and the tax consequences to the shareholder of participating in the Offer (for which the shareholder may wish to consult with competent tax advisors);

•	Liquidity for Class A Common Shares: The Committee considered the Purchaser’s position that the Offer is being made for the purpose of providing liquidity for the Company’s shareholders that wish to exit their investment through a tender offer rather than through open-market sales;

•	Cash Consideration; Certainty of Value. The Committee considered that the form of consideration payable to the Company’s shareholders will be cash, which will provide the Company’s shareholders with certainty of value and an immediate source of liquidity;

•	Tender Offer Structure; Conditions; Speed of Completion. The Committee considered the structure of the Offer, and the fact that the Offer is not subject to any financing condition and is being made to all Company shareholders, which should allow shareholders to receive the consideration for their Class A Common Shares in a relatively short timeframe;

•	Likelihood of Completion. The Committee considered its belief that the Offer will likely be consummated, based on, among other factors: (i) the absence of any financing condition to consummate the Offer; (ii) the financial condition of the Purchaser and the Purchaser’s financial resources; (iii) the concentration of ownership of its Class A Common Shares in few investors; and (iv) that the Company is not aware of any license or regulatory permit that is material to the Company’s business or the business of the Purchaser that might be adversely affected by the Purchaser’s acquisition of Class A Common Class A Common Shares as contemplated pursuant to the Offer, nor is the Company aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Class A Common Shares as contemplated by the Offer;

•	Risks the Offer May Not Be Completed. The Committee considered the risk that Class A Common Shares may not be purchased pursuant to the Offer if the minimum tender conditions are not met and the Purchaser decides not to waive such condition. The Committee also considered the risks and costs to the Company if the Offer is not consummated, including the potential effect on business and investor relationships and the potential effect on the value of the Class A Common Shares;

•	Dissent Rights in Potential Compulsory Acquisition. The Committee considered Purchaser’s intention to pursue a compulsory acquisition under the laws of the Cayman Islands of Class A Common Shares held by remaining shareholders that do not participate in the Offer, which proceedings provide that dissenting shareholders that object to the compulsory acquisition can apply to the Grand Court of the Cayman Islands; and

•	Other Factors. The Committee also considered the following factors: (i) the book value of the Class A Common Shares according to the June Form 6-K, which was the last quarterly report filed prior to commencement of the Offers, (ii) the volume-weighted average trading price of the Class A Common Shares for the 30 days prior to the commencement of the Offer; and (iii) the Committee’s belief that it was adequately informed about the extent of any interests of directors and members of management in connection with the Offer.

The foregoing discussion of the factors considered by the Committee is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Committee. In making the determination of its position with respect to the Offer, the Committee has reviewed the information contained in Purchaser’s Schedule TO and Schedule 13E-3. After considering these factors and its duties to all Company shareholders, the Committee collectively recommended that the Vasta Board should take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer in light of the various factors described above and other factors that the members of the Committee believed were appropriate. In view of the wide variety of factors considered by the Committee in connection with its evaluation of the Offer, the Committee did not find it practical to, and did not attempt, to quantify, rank or otherwise assign specific weights to the various factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Committee arrived at its determination based on the totality of information it received from the Purchaser. In considering the factors discussed above, individual directors may have given different weight to different factors.

Intent to Tender

To the extent known to the Company after making reasonable inquiry, the Company’s executive officers and directors who are shareholders of the Company currently intend to tender, pursuant to the Offer, all of the 384,378 Class A Common Shares held of record or beneficially owned by them in aggregate.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as set forth in this Statement or the exhibits to this Statement, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of the Company’s Securities on its behalf with respect to the Offer. The Company has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, holders of the Company’s Securities should not rely on any other information.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of the Company, no other transactions in the Company’s Securities have been effected by the Company or any of its affiliates, directors or executive officers during the past 60 days prior to the date of this Statement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described or referred to in this Statement or the exhibits to this Statement or the Offer to Purchase, no negotiation is being undertaken or engaged in by the Company in response to the cash tender offer that relates to or would result in (i) a tender offer or other acquisition of the Company Securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the exhibits to this Statement, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8. ADDITIONAL INFORMATION.

General

The Offer constitutes a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and the consideration offered to unaffiliated security holders be filed with the SEC and disclosed to such unaffiliated security holders. Such information has been provided in this Statement and in the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 filed by Purchaser (including, in each case, the exhibits thereto).

Regulatory Approvals

We are not aware of any other license or regulatory permit that is material to our business or the business of the Purchaser that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated pursuant to the Offer, nor are we aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action or notice filings be required, we presently contemplate that the Purchaser will coordinate to seek that approval or other action and make or cause to be made such notice filings. We cannot predict whether the Purchaser will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition or the business and financial condition of the Purchaser.

Appraisal Rights

No appraisal rights are available to the holders of Class A Common Shares in connection with the Offer.

However, the Purchaser has announced its intent, subject to the satisfaction of the Offer Conditions, to conduct a compulsory acquisition in accordance with Cayman Islands laws for the purpose of purchasing Class A Common Shares held by remaining shareholders that do not participate in the Offer. If and when the Purchaser decides to conduct such compulsory acquisition, shareholders may have appraisal rights in the related proceedings under the laws of the Cayman Islands.

For more information, see The Offer―Section 1. Terms of the Offer―Subsequent Offering Period” and “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer” in the Offer to Purchase.

Forward-Looking Statements

This Statement includes certain forward-looking statements. These statements may be identified by words like “believes,” “anticipates,” “plans,” “expects,” “projects,” “should,” “will,” “intends,” “probability,” “risk,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Purchaser or the Company or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from expectations. Risks and uncertainties include, among other things: risks related to the Offer, including uncertainties as to how many of the Company’s securityholders will tender their Class A Common Shares in the Offer; fluctuations in interest, inflation and exchange rates in Brazil and any other countries in which the Company or Purchaser may operate in the future; a downgrade of Brazil’s credit rating; social and political instability, including allegations of corruption against political parties, civil servants and others; inflation, appreciation and depreciation of the real against the U.S. dollar; general economic, financial, political, demographic and business conditions in Brazil, (including the impact of the current international economic environment) as well as any other countries in which the Company or Purchaser may operate in the future and their impact on the Company’s or Purchaser’s business; the Company’s and the Purchaser’s ability to implement its business strategy and expand its portfolio of products and services; the Company’s limited operating history in new business segments on which it has not been focused in the past, such as providing services to schools in the public sector, including with respect to different rules and regulations that may apply to the Company; the Company’s and Purchaser’s ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to the Company or the Purchaser, as applicable; the Company’s and Purchaser’s ability to continue attracting and retaining new partner schools and students; the Company’s ability to maintain the academic quality of educational programs; the availability of qualified personnel and the ability to retain such personnel; changes in the financial condition of the students enrolling in the Company’s programs in general and in the competitive conditions in the education industry; capitalization and level of indebtedness; changes in government regulations applicable to the education industry in Brazil; government interventionism in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; cancellations of contracts within the solutions characterized by the Company as subscription arrangements or limitations on the Company’s ability to increase the rates charged for such services; the Company’s and the Purchaser’s ability to compete and conduct business in the future; the Company’s and the Purchaser’s ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by the Company or Purchaser and competitors; changes in consumer demands and preferences and technological advances, and the ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; compliance with, and changes to, government laws, regulations and tax matters that currently apply to the Company or the Purchaser; the effectiveness of risk management policies and procedures, including internal control over financial reporting; the negative impact of health crises, epidemics or pandemics; and other factors that may affect the Company’s or Purchaser’s financial condition, liquidity and results of operations; and other risks and uncertainties discussed in (i) the Company’s filings with the SEC, including the “Item 3. Key Information—D. Risk Factors” and “Forward-Looking Statements” sections of the Company’s most recent annual report on Form 20-F and (ii) the Purchaser’s filings with the CVM. You can obtain copies of the Company’s filings with the SEC, and Purchaser’s filings with the CVM and the SEC, for free at the SEC’s website (www.sec.gov) and CVM’s website (www.gov.br/cvm/), respectively. Other factors that may cause actual results to differ materially include those that will be set forth in this Statement, the Offer to Purchase, Purchaser’s Tender Offer Statement on Schedule TO, Purchaser’s Transaction Statement on Schedule 13E-3 and other tender offer documents filed or to be filed by Purchaser and the Company. All forward-looking statements in this Statement are qualified in their entirety by this cautionary statement.

Incorporation of Exhibits by Reference

The information contained in the exhibits referred to in “Item 9. Exhibits” of this Statement is incorporated by reference herein.

ITEM 9. EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(i)	Amended and Restated Offer to Purchase, dated September 24, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO/A filed by Purchaser on September 24, 2025).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vi)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(i)	Press Release issued by the Purchaser with respect to the announcement of the Offer (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on September 16, 2025).
(g)	Not applicable.

Annex I Information concerning directors and executive officers of the Company.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VASTA PLATFORM LIMITED

Dated: September 30, 2025.	By:	/s/ Guilherme Alves Mélega
Name: Guilherme Alves Mélega
Title: Chief Executive Officer

Annex I

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The name, current principal occupation or employment, and material occupations, positions, offices or employment of each director and executive officer of the Company are set forth below. The business address of each director and officer is care of Avenida Paulista, 901, 5th Floor, Bela Vista, São Paulo, São Paulo, 01310-100, Federative Republic of Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Company. Unless otherwise indicated, all directors and officers of the Company are citizens of Brazil.

Board of Directors

Name	Current Principal Occupation, Five-Year Employment History and Country of Citizenship if other than Brazil
Rodrigo Calvo Galindo	Rodrigo Calvo Galindo is the Chairman of our board of directors. Mr. Galindo is the former Chief Executive Officer of Cogna. He has served in the management of various educational institutions over the last 29 years. He was Administrative Associate Dean at the University of Cuiabá and was responsible for the accreditation and establishment of postsecondary education institutions in the states of Bahia, Mato Grosso, Amapá, Acre and Rondônia. He was Chief Executive Officer of Grupo Educacional IUNI, with over 50,000 postsecondary students and campuses in six Brazilian states. He was Chief Operating Officer and Chief Postsecondary Education Officer at Cogna Educação, formerly known as Kroton. Mr. Galindo holds a bachelor’s degree in Law and a Master’s degree in Education from Pontifícia Universidade Católica de São Paulo (PUC-SP). He published the dissertation “Public Assessment Policies: critical analysis of the model and perspective of representative associations” and co-authored the book “Public Assessment Policies”. He has been honored by IR Magazine for “Best investor relations performance by a CEO” (2012, 2013, 2014, 2015 and 2017), by Institutional Investor for “Best CEO” (2012, 2013, 2014, 2015, 2016 and 2017), by Istoé Dinheiro for “Entrepreneur of the Year” (2016), by Valor Econômico for “Best Company” (2014) and “Best Executive in the Education Industry” (2014, 2015, 2016 and 2017), and by Bravo Business Awards for “Dynamic CEO of the Year” (2015).
Frederico da Villa Cunha	Frederico da Villa Cunha is a member of our board of directors. Mr. Frederico also currently serves as Chief Financial and Investor Relations Officer of Cogna, having joined the company in 2020. Mr. Frederico has a degree in business administration from the Pontifical Catholic University of Rio de Janeiro and in accounting from the University of the City of Rio de Janeiro, participated in the executive leadership program at Duke University, he started his professional career at PwC Auditores Independente where he worked for 13 years in the areas of external auditing, corporate planning, mergers, acquisitions and advising on capital market operations, previously worked for 12 years at BRMalls Participações acting as controller and for the past 7 years he served as chief financial and investor relations officer.
Roberto Valério Neto	Roberto Valério Neto is a member of our board of directors. Mr. Valério also currently serves as Chief Executive Officer of Cogna. Mr. Valério joined Cogna following the merger with Anhanguera in July 2014. He worked for three years at Anhanguera Educacional, holding the positions of Chief Executive Officer and Executive Officer for Operations and Marketing. Previously, he worked for 11 years in the DIRECTV Group, with the SKY and DIRECTV brands. He holds a bachelor’s degree in Business Administration and a graduate degree in Business Administration with emphasis in Strategy, Finance and Entrepreneurship from the Fundação Getúlio Vargas (FGV), and graduate degree in Marketing and Customer Experience from Columbia University.

Name	Current Principal Occupation, Five-Year Employment History and Country of Citizenship if other than Brazil
Andrés Cardó Soria	Andrés Cardó Soria is an independent member of our board of directors and a member of our audit committee. Since 2018, Mr. Cardó is the Head of Prismapar in Spain, Senior Advisor of Corporate Vision and President of his own consulting firm, Andrés Cardó & Asociados, SLL. Mr. Cardó is and has also been in the past member of the board of directors of several companies in the UK, Peru, Spain, Argentina, Chile, Colombia, Costa Rica, Mexico, USA, Brazil and Bolivia. He has already served as an economics professor in Trener Academy, several consulting firms, Controller for Foreign Direct Investments in Petróleos del Perú, Lima-Perú, Controller and Responsible for Board of Directors Special Affairs in Grupo Hilados Peinados, Lima-Perú, Controller Latam in Grupo Santillana, in Madrid, Spain, and Managing Director at Editorial Santillana in Bolivia. He later became Vice President for the Prisa Group in Bolivia, Managing Director at the Santillana Group, Managing Director at Editora Moderna from 2001 to 2010, Country Manager in Prisa Brazil and held other positions in the Prisa Group such as Chief Corporate Development, Marketing and Revenue Officer, Chief Operating Officer and International Managing Director, as well as Chief Executive Officer of Prisa Radio from 2015 to 2018. Mr. Cardó holds a Humanities Diploma from Pontificia Universidad Católica del Perú, a Finances Diploma – Programa de Alta Dirección from ESAN, a bachelor’s degree in Economic Science from Pontificia Universidad Católica del Perú and an MBA from IESE in Spain.
Ann Marie Williams	Ann Marie Williams is an independent member of our board of directors and a member of our audit committee. Mrs. Williams is the chief operating officer at Creditas since 2016 and is also member of the board of Tiaxa since September 2012. She worked for more than three years as a member of the advisory group at Aliança Empreendedora, as well as partner at Redpoint Eventures for more than a year. She was the chief integration officer at Spring Mobile Solutions (April 2009 – February 2010), chief executive officer at Okto (June 2000 – March 2009) and consultant for government relations at Motorola (May 1998 – June 1999). Mrs. Williams holds a bachelor’s degree in linguistics from Stanford University and a Master in Business and Administration with emphasis in entrepreneurship from The University of Texas at Austin.
Estela Maris Vieira de Souza	Estela Maris Vieira de Souza is an independent member of our board of directors and a member of our audit committee. Ms. Vieira de Souza a full member of the audit committee of Track & Field, Localiza and Agência Brasileira Gestora de Fundos Garantidores e Garantias – ABGF. She is also a full member of the board of directors and audit committee of Infracommerce and full member of the Lojas Renner fiscal council. She was a full member of the Transportadora Sulbrasileira de Gás and PwC Brazil Board. Ms. Vieira de Souza holds a bachelor’s degree in Business Administration and Accounting Sciences, an MBA in Marketing in Services, a Master (Msc) in Accounting and Controllership, an MBA in Digital Business, and is a board member certified by the Instituto Brasileiro de Governança Corporativa (IBGC). Ms. Vieira de Souza started her career at PricewaterhouseCoopers (PwC) in August 1987, and from 2000 to 2018 she was audit partner. In January 2019 she elected to take early retirement from PwC. Over a period of 15 years, she was the lead PwC Brazil partner responsible for delivering professional services to the Technology, Communication, Entertainment and Media sector and she represented the region at the PwC Network level in her area of expertise.

Name	Current Principal Occupation, Five-Year Employment History and Country of Citizenship if other than Brazil
Guilherme Alves Mélega	Guilherme Alves Mélega is a member of the Company’s board of directors since June 2025 and also serves as the Company’s Chief Executive Officer, Investment Relations Officer and Chief Operating Officer since April 2023. With a degree in economics from the Fundação Armando Alves Penteado in São Paulo, Mr. Mélega also holds a master’s degree in Business Administration from the Simon Graduate School of Business, University of Rochester, in New York. He previously served as Investor Relations Officer and Financial and Administrative Vice President in Somos Educação, Financial Director, Corporate Controller and Investor Relations Officer in Braskem, Senior Manager of Financial Planning and Budgeting in Whirlpool, Treasury Coordinator in Rhodia and financial analyst in Ambev.

Executive Officers

Name	Current Principal Occupation, Five-Year Employment History and Country of Citizenship if other than Brazil
Guilherme Alves Mélega	See “Annex I— Information Concerning Directors and Executive Officers of the Company—Board of Directors” above.
Cesar Augusto Silva	Cesar Augusto Silva is our Chief Financial Officer. Mr. Cesar Augusto Silva is an economist and accountant with a master’s in business administration, and has more than 25 years’ experience in financial management and controllership. Mr. Silva has been working at the Cogna Group as Controllership Director since 2016, having actively participated in Vasta’s IPO process with Nasdaq. Prior to joining the Cogna Group, Mr. Silva started his career at auditing firms and has worked at companies such as JSL Logística, T-Systems Brasil, and T-Systems Spain.

As of September 29, 2025, directors and executive officers of the Company held, directly or indirectly, an aggregate of 384,378 Class A Common Shares.